UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Foundation Building Materials, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

350392 106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 350392 106	13G	Page 1 of 7

1.	NAMES OF REPORTING PERSONS LSF9 Cypress Parent 2 LLC, a Delaware limited liability company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 22,591,739
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 22,591,739

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,591,739
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.6%[1]
12.	TYPE OF REPORTING PERSON OO

[1]

Based upon 42,989,840 shares of common stock, par value $0.001 per share (“Common Stock”), of Foundation Building Materials, Inc. (the “Issuer”), outstanding as of November 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for quarter ended September 30, 2019 and filed with the Securities and Exchange Commission on November 5, 2019 (the “2019 Q3 10-Q”).

CUSIP No. 350392 106	13G	Page 2 of 7

1.	NAMES OF REPORTING PERSONS John P. Grayken
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 22,591,739
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 22,591,739

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,591,739
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.6%[2]
12.	TYPE OF REPORTING PERSON IN

[2]	Based upon 42,989,840 shares of Common Stock outstanding as of November 1, 2019 as reported in the 2019 Q3 10-Q.

CUSIP No. 350392 106	13G	Page 3 of 7

Item 1(a).	Name of Issuer: Foundation Building Materials, Inc., a Delaware corporation (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 2520 Red Hill Avenue, Santa Ana, CA 92705

Item 2(a).	Name of Person Filing: This Schedule 13G is filed jointly by: (1) LSF9 Cypress Parent 2 LLC (“Parent”) (2) Mr. John P. Grayken

Item 2(b).

Address of Principal Business Office or, if None, Residence:

(1)   The principal business address of Parent is 2711 North Haskell Avenue, Suite 1700, Dallas, Texas 75204.

(2)   The principal business address of Mr. John P. Grayken is 2711 North Haskell Avenue, Suite 1700, Dallas, Texas 75204.

Item 2(c).	Citizenship: (1) Parent is a Delaware limited liability company. (2) Mr. John P. Grayken is an Irish citizen.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001, of the Issuer (“Common Stock”)

Item 2(e).	CUSIP Number: 350392 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

CUSIP No. 350392 106	13G	Page 4 of 7

(j) ☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.

Ownership.

The 22,591,739 shares of Common Stock reported on this Schedule 13G/A are held directly by Parent. Mr. John P. Grayken controls and is the sole shareholder of Lone Star Management Co. IX, Ltd., a Bermuda limited company (“Management”), which controls and is the general partner of Lone Star Partners IX, L.P., a Bermuda exempted limited partnership (“Partners”), which controls and is the general partner of Lone Star Fund IX (U.S.), L.P., a Delaware limited partnership (“Fund”), which controls LSF9 GenPar LLC, a Delaware limited liability company (“GenPar GP”), which controls and is the general partner of LSF9 Cypress LP, a Delaware limited partnership (“Cypress”), which owns Parent. For purposes of this Schedule 13G, the “Lone Star Entities” collectively refers to Parent, Cypress, GenPar GP, Fund, Partners and Management.

Mr. John P. Grayken, who in various capacities is related to the Lone Star Entities, including as sole shareholder of Management, may be deemed to share beneficial ownership of the Common Stock owned by Parent.

(a)   Amount beneficially owned:

Parent is the beneficial owner of 22,591,739 shares of Common Stock; and

Mr. John P. Grayken is the beneficial owner of 22,591,739 shares of Common Stock.

(b)   Percent of class:[3]

Parent is the beneficial owner of 52.6% of the outstanding shares of Common Stock; and

Mr. John P. Grayken is the beneficial owner of 52.6% of the outstanding shares of Common Stock.

(c)   Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Parent has the sole power to vote or to direct the vote over 0 shares of Common Stock; and

Mr. John P. Grayken has the sole power to vote or to direct the vote over 0 shares of Common Stock.

(ii)  Shared power to vote or to direct the vote:

Parent has the shared power to vote or to direct the vote over 22,591,739 shares of Common Stock; and

Mr. John P. Grayken has the shared power to vote or to direct the vote over 22,591,739 shares of Common Stock.

(iii)  Sole power to dispose or to direct the disposition of:

Parent has the sole power to dispose or to direct the disposition of 0 shares of Common Stock; and

Mr. John P. Grayken has the sole power to dispose or to direct the disposition of 0 shares of Common Stock.

[3]

Based upon 42,989,840 shares of Common Stock outstanding as of November 1, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 and filed with the Securities and Exchange Commission November 5, 2019.

CUSIP No. 350392 106	13G	Page 5 of 7

(iv) Shared power to dispose or to direct the disposition of:

Parent has the shared power to dispose or to direct the disposition of 22,591,739 shares of Common Stock; and

Mr. John P. Grayken has the shared power to dispose or to direct the disposition of 22,591,739 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The right to receive dividends in respect of, or the proceeds from the sale of, the 22,591,739 shares of Common Stock held of record by Parent is governed by the certificate of formation and amended and restated limited liability company agreement of Parent.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certifications. Not applicable.

CUSIP No. 350392 106	13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

LSF9 CYPRESS PARENT 2 LLC

By:	/s/ Rafael Colorado	February 10, 2020

Name:	Rafael Colorado
Title:	President

JOHN P. GRAYKEN

By:	/s/ William D. Young	February 10, 2020

Name:	William D. Young
Title:	Attorney-in-Fact for John P. Grayken

CUSIP No. 350392 106	13G	Page 7 of 7

Exhibit No.	Description

24.1*	Power-of-Attorney granted by John P. Grayken in favor of William D. Young, dated February 6, 2017.

99.1*	Joint Filing Agreement, dated February 13, 2018.

*	Previously filed on February 13, 2018 as an exhibit to the original Schedule 13G.